December 21, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	StrikeForce Technologies Inc. Registration Statement on Form S-1 Filed December 13, 2021 File No. 333-261617 Attn: Mitchell Austin; Joshua Shainess

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended the undersigned hereby requests that the Form S-1 Registration Statement of StrikeForce Technologies, Inc. be declared effective on Thursday December 23, 2021 at 4:00PM EST or on such earlier or later time and date as the Commission shall determine.

StrikeForce Technologies, Inc. acknowledges that

•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Kay

Mark Kay Chief Executive Officer

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